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ANNUAL AUDITIED REPORT
FORM X-17A-5
PARTIII

SEC FILE NUMBER
8-36920

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED
JUL 17 2008
THOMSON REUTERS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street, Suite B
(No. and Street)

San Diego, California 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante Fichera, CFO (858) 622-2140
(Area Code - Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Dante Fichera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

CHERYL APPLEBY
COMM. # 1622122
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. NOV. 15, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GIRARD SECURITIES, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Girard Securities, Inc.

We have audited the accompanying statements of financial condition of Girard Securities, Inc. as of March 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Girard Securities, Inc. at March 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

May 23, 2008
San Diego, California

GIRARD SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	March 31, 2008	March 31, 2007
Cash	$1,225,238	$1,390,105
Securities owned, at market value	170,187	153,471
Collateral for secured demand note	500,000	-
Due from clearing organizations	844,005	428,566
Other receivables	744,058	1,021,289
Fixed assets, less accumulated depreciation and amortization of $370,159 and $235,660	402,576	478,962
Prepaid expenses and other	356,564	156,012
	$4,242,628	$3,628,405

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Liabilities		
Accounts payable and other accrued expenses	$1,291,251	$2,092,810
Due to clearing organizations	1,004,680	156,703
Income taxes payable	24,073	521
Liabilities subordinated to claims of general creditors	500,000	-
Securities sold short	-	24,500
Total liabilities	$2,820,005	$2,274,534
Stockholder's equity		
Common stock, no par value; 2,000,000 shares authorized; 1,000,000 shares issued and outstanding	$8,000	$8,000
Additional paid-in capital	548,785	548,785
Retained earnings	865,838	797,086
Total stockholder's equity	$1,422,623	$1,353,871
	$4,242,628	$3,628,405

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF INCOME

	March 31, 2008	March 31, 2007
Revenues		
Commissions income	$34,383,755	$31,544,533
Trading profits and floor brokerage	65,659	210,062
Investment income	830,334	752,941
Administrative fee income	692,249	786,159
Other	915,306	236,494
Total revenues	$36,887,303	$33,530,189
Expenses		
Commissions and clearing	31,475,394	27,914,368
Compensation and benefits	2,648,518	2,650,325
General and administrative expenses	2,727,768	2,783,425
Interest expense	6,985	2,373
Total expenses	$36,858,665	$33,350,491
Income before income taxes	28,638	179,698
Income taxes	40,114	(145,259)
Net income	$68,752	$34,439

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2006	$8,000	$548,785	$762,647	$1,319,432
Net income	-	-	34,439	34,439
Balance, March 31, 2007	$8,000	548,785	797,086	1,353,871
Net income	-	-	68,752	68,752
Balance, March 31, 2008	$8,000	$548,785	$865,838	$1,422,623

STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	March 31, 2008	March 31, 2007
Balance, beginning of year	$0	$375,000
Increases	500,000	-
Decreases	-	(375,000)
Balance, end of year	$500,000	$0

See accompanying notes to financial statements.

GIRARD SECURITIES, INC.

STATEMENTS OF CASHFLOWS

	March 31, 2008	March 31, 2007
Cash flows from operating activities		
Net income	$68,752	$34,439
Adjustments to reconcile net income to net cash from operating activities		
Noncash items		
Depreciation and amortization	134,499	57,124
Provision for bad debts	10,000	(13,105)
Unrealized (gain) loss on firm inventory	(35,935)	38,283
Changes in operating assets and liabilities		
Due from/to clearing organizations	432,539	(254,782)
Income taxes	26,994	(2,921)
Other receivables	273,789	(39,857)
Prepaid expenses and other	(200,552)	(41,817)
Accounts payable and other accrued expenses	(811,558)	704,713
Net cash from operating activities	(101,473)	482,077
Cash flows from investing activities		
Capital expenditures	(58,113)	(128,439)
Securities Owned	(5,281)	14,249
Net cash used in investing activities	(63,394)	(114,190)
Cash flows from financing activities		
Repayment of secured demand note	(500,000)	375,000
Issuance of secured demand note	500,000	(375,000)
Net cash from financing activities	-	-
Net increase in cash	(164,866)	367,887
Cash, beginning of year	1,390,105	1,022,218
Cash, end of year	$1,225,238	$1,390,105
Supplemental disclosure of cash flow information:		
Income taxes paid	$43,100	$148,179
Interest paid	$6,000	$2,373

See accompanying notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Girard Securities, Inc. (the "Company"), headquartered in San Diego, is an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis, and is registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also a member of the National Futures Association and the Securities Investor Protection Corporation.

The Company principally transacts business as an agent on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, annuities, and advisory services. The company is licensed to operate in all 50 states and has an independent contractor sales force located throughout the United States with a majority of registered representatives residing in Southern California.

Basis of Presentation. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Securities Owned. Securities owned are reflected on a trade date basis at market value with realized and unrealized gains and losses being reflected in current period earnings. Market values are based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Collateral for Secured Demand Note. The collateral for the secured demand note consists of securities held by the Company's clearing organization. The collateral is carried in the accompanying financial statements at the lower of the face value of the secured demand note or the fair market value of the related securities less appropriate haircuts.

Due from Clearing Organizations. Receivable from clearing organizations primarily consists of commission receivables and other receivables from broker-dealers.

Fixed Assets. Furniture, equipment, and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over five years. Leasehold improvements are amortized using the straight line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment was determined to exist at March 31, 2008.

Fair Value of Financial Instruments. The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value.

Legal Reserves. The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss.

The Company records reserves related to legal proceedings in "Accounts payable and other accrued expenses." Such reserves are established and maintained in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "*Accounting for Contingencies*," and Financial Accounting Standards Board Interpretation ("FIN") No. 14. The determination of these reserves amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of a registered representative of the Company; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. Lastly, each case is reviewed to determine if it is probable that insurance coverage will apply, in which case the reserve is reduced accordingly. Any change in the reserve amount is recorded in the financial statements and is recognized as a charge to earnings in that period.

Revenue Recognition.

Security transactions and the related revenue are recorded on a trade date basis.

Commissions income— The Company records commissions received from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions on a trade-date basis. Commissions also include mutual fund and variable annuity trails, which are recognized as earned.

Due to the significant volume of mutual fund and variable annuity purchases and sales transacted by our registered representatives directly with product manufacturers, management must estimate a portion of its upfront commission and trail revenues for each accounting period for which the proceeds have not yet been received. Because the Company records commissions payable based upon our standard payout ratios for each product as we accrue for commission revenue, any adjustment between actual and estimated commission revenue will be offset in part by the corresponding adjustment to commissions payable.

The Company charges investment advisory fees based on a client's portfolio value, generally at the beginning of each quarter. Advisory fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. Advisory fees collected in arrears are recorded as earned. Asset based fees are primarily derived from the Company's marketing and due diligence agreements, and are both recorded and recognized in the period in which services are provided.

Trading profits and floor brokerage— Under agreement, the Company clears trades for an unaffiliated correspondent broker and retains a portion of commissions as a fee for its services. In addition, the Company periodically trades from its own inventory, resulting in a trading gain or loss.

Investment income— The Company earns interest income from its cash equivalents and client margin balances.

Administrative fee income— The Company charges administrative fees, which relate to service provided for supporting financial advisors on the Advisory platform. The Company charges administrative fees based on a client's portfolio value, generally at the beginning of each quarter. administrative fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period. administrative fees collected in arrears are recorded as earned.

Other— The Company charges other miscellaneous fees, which relate to services provided and other account charges generally outlined in the Company's agreements with its financial advisors and clients. Such fees are recognized as services are performed or as earned, as applicable. In addition, the Company offers various software related products that are charged on a subscription basis. Fees are recognized when billed.

Leases. The Company lease office space and copiers under operating leases. The Company recognizes rent expense related to these operating leases on a straight-line basis over the lease term. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property.

Share-Based Compensation. Effective October 1, 2007, the company adopted SFAS No. 123 R, "Share-Based Payment", which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employee and directors based on estimated fair values. The adoption of SFAS No. 123R did not have a material impact on the Company's accounting for employee stock-based compensation. At March 31, 2008 the company has one stock-based employee compensation plan, which is described more fully in Note 8 below. In addition, the Company has granted stock appreciation rights ("SARs") to its independent contractor Financial Representatives, which are described more fully in Note 9 below. The Company accounts for share-based awards to its independent contractor Financial Representatives in accordance with EITF No. 96-18, "Accounting for Equity Instruments That are Issued to other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". As a result, these awards are revalued at each reporting date for purposes of measuring compensation expense associated with these awards. Compensation expense is recognized for all stock based compensation with future service requirements over the relevant vesting periods using the straight-line method.

Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which prescribes the use of the asset and liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. In accordance with SFAS No. 109, income tax expense include (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the criteria under Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which states that

an uncertain tax position must be more likely than not of being sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more that fifty percent likely of being sustained on ultimate settlement of an uncertain tax position.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

The Company maintains individually significant receivable balances with financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. Management performs ongoing credit evaluations of these financial institutions. No allowance for doubtful accounts was considered necessary at March 31, 2008 and 2007.

Reclassifications. Certain prior year financial statement classifications have been reclassified to conform with the current year's presentation.

Recently Issued Accounting Pronouncements.

SFAS No. 157—Fair Value Measurements In September 2007, the Financial Account Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or April 1, 2008 for the Company. The adoption of SFAS 157 has not had a material impact upon the Company's financial Statements.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities In February 2008, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. This statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or April 1, 2008 for the Company. The adoption of SFAS 159 has not had a material impact upon the Company's financial Statements.

FIN No. 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 In July 2006, the FASB issued FIN 48, which became effective for the Company on January 1, 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 % likely of being realized upon ultimate settlement. The Company's reassessment of its tax positions in accordance with FIN 48 did not have a material impact on the results of operations, financial condition or liquidity. The adoption of FIN48 has not had a material impact upon the Company's financial Statements.

2. SECURED DEMAND NOTE PAYABLE

At March 31, 2008, the Company has a secured demand note payable of $500,000 which beard interest at $12,000 per annum and matures on September 7, 2010, and is subordinated to the claims of general creditors. The note is collateralized by debt securities which had a fair market value of $645,562 at March 31, 2008.

3. FIXED ASSETS

The components of fixed assets were as follows:

	March 31,	
	2008	2007
Furniture	$144,527	$144,527
Equipment	340,767	318,977
Leasehold improvements	287,441	251,118
Total fixed assets	772,735	714,622
Accumulated depreciation and amortization	(370,159)	(235,660)
Fixed assets—net	$402,576	$478,962

Depreciation and amortization expense related to fixed assets was $134,499 and $57,124 for the years ended March 31, 2008 and 2007, respectively.

4. PREPAID EXPENSES AND OTHER

Prepaid expenses and other assets consist of the following:

	March 31,	
	2008	2007
Prepaid Insurance	19,761	20,075
Prepaid Dues and Assessments	110,986	43,911
Prepaid Expenses Other	64,728	24,352
Deposits Legal	4,952	5,000
Deposits NASD	24,134	924
Deposits NSCC	20,000	20,000
Deposit Sales Conference	85,789	16,750
Deposits Southwest	26,214	25,000
Total prepaid expenses and other	$356,564	$156,012

5. INCOME TAXES

The Company's income tax expense differs from the amount computed by applying the statutory federal income tax rate due to the following:

	March 31,	
	2008	2007
Provision calculated at statutory rates	($9,737)	($61,098)
State income taxes	(1,718)	(10,782)
Other	51,569	(73,379)
Income tax benefit (expense)	$40,114	($145,259)

6. STOCKHOLDER'S EQUITY

In June 2007, the Company authorized 2,000,000 shares of common stock of which 1,000,000 are issued and outstanding with one shareholder. The Company expects to issue 667,500 shares of common stock as additional stock options are vested stock options are exercised.

7. COMMITMENTS AND CONTINGENCIES

Contingencies. The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000. At times during the year ended March 31, 2008, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation. The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Leases. The Company leases its primary facilities and copiers under non-cancelable operating lease that expires December 31, 2012 and October 1, 2010, respectively. Under the facility lease, the Company pays taxes, insurance, and maintenance expenses. Future minimum lease commitments under the long-term non-cancelable operating lease are as follows:

Year ending March 31:

2009	$142,626
2010	145,882
2011	148,090
2012	115,181
2013	0
	$551,779

8. EMPLOYEE SHARE-BASED COMPENSATION AND OTHER BENEFITS

At October 1, 2007, the Company implemented a non-qualified stock option plan available for grant to employees and members of the Company's Board of Directors. Options are exercisable in the 60th month following the date of grant and only in the event that the grantee is an employee of the Company at that time, disabled, deceased or recently retired. The Company grants new options under its plan approved by the members of the Company's Board of Directors and its sole shareholder. Effective October 1, 2007, the Company adopted SFAS No. 123R, "Share-Based Payment". The adoption of this statement did not have a material impact on the Company's financial statements.

As noted above, the Company has a non-qualified stock option plan, the Company may grant up to 250,000 options which each option is convertible into one share of common stock. As of March 31, 2008, the Company has 135,300 stock options granted. The options are granted to key personnel. Option terms are specified in individual agreements and expire on a date no later than the tenth anniversary of the grant date. The exercise price of each option equals the market price of the Company's stock on the date of grant.

As of March 31, 2008, there was $156,662 of total unrecognized compensation cost related to stock option grants issued to its key employees based on estimated fair value at that date. These costs are expected to be recognized over a weighted average period of approximately 5 years. The fair value of each option grant is estimated on the date of grant using Black – Scholes option pricing model.

401(k) Plan. The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan or 8% of the employee's total compensation. The Company's total cost under the 401(k) plan was $73,213 and $59,209 for years ended March 31, 2008 and March 31, 2007, respectively.

9. NON-EMPLOYEE SHARE-BASED COMPENSATION

Under the Company's SARs plan, the Company may grant stock appreciation rights to its independent contractor Financial Representatives. Under the 2007 Stock Appreciation Rights

Plan for Independent Contractors, the Company may grant up to 250,000 shares of SARs to independent contractor Financial Representatives. As of March 31, 2008, the SARs Plan had 112,900 rights outstanding. SARs are exercisable in the event of a liquidity event and provided that the Financial Representatives are still associated with the Company, disable, decreased or recently retired. Under the Plan, the exercise price of each SAR equals the market price of the Company's stock on the date of grant.

On the application of SFAS No. 123R, the SEC guidance contained in Staff Accounting Bulletin ("SAB") No. 107, and Emerging Issues Task Force ("EITF") No.96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", to these non-employees awards, the Company concluded that absent a specific performance commitment, these grants are to measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. The compensation expense recognized each period should be based on the most recent estimated value. Further, in accordance with EITF 00-19, "Accounting for Derivate Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the Company will classify these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited.

As of March 31, 2008, there was $111,528 of total unrecognized compensation cost related to grants issued to its independent contractor Financial Representatives based on estimated fair value at that date. These costs are expected to be recognized over a weighted average period of approximately 5 years.

10. RELATED PARTY TRANSACTIONS

In March 2007, the Company entered into an indemnity agreement with Vista Mesa, LLC, an entity under common control by the Company's stockholder and Chief Executive Officer. During fiscal year 2007, Vista Mesa was paid $200,000 to indemnify the Company against a liability related to a pending legal matter. In addition, the Company paid $20,000 during fiscal year 2008 in case management fees. The Company settled the case on October 4, 2007.

In November 2007, the Company entered into a three year software sublicensing agreement with Girard Holding Company, Inc., an entity under common control by the Company's stockholder. In 2008, the Company paid $57,073 for rights to use the software under the sublicensing agreement.

In December 2005, the Company entered into an office lease agreement for its primary facilities with Roman Empire Realty, an entity under common ownership by the Company's stockholder and Executive Vice President. The Company incurred $128,178 in rent expense during fiscal year 2008.

Beginning in December 2001, the Company has entered into various software maintenance and development agreements with Financial Database Services ("FDS"), an entity under common ownership by the Company's stockholder and Chief Executive Officer. FDS provides information technology and application development services for the Company's trading platform. In 2008, the Company received $381,513 of software maintenance and development services under these agreements. At March 31, 2008 the amount payable to FDS was $28,658.

Agreements and transactions between related parties do not necessarily represent terms that might be negotiated between unrelated parties.

11. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at March 31, 2008 was 2.38 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2008, the Company had net capital of $974,608 which was $724,608 in excess of the amount required by the SEC.

12. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules. Section K (2) (ii) states that these rules are not applicable to a broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records as are customarily made and kept by a clearing broker or dealer.

13. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by clearing firms on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At March 31, 2008, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts. In the normal course of business, the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or counterparty fails to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

*****

GIRARD SECURITIES, INC.

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

March 31, 2008

	Audited Financial Statements	FOCUS X-17A-5 Part IIA	Differences
Total stockholder's equity	$1,422,623	$1,422,623	$0
Liabilities subordinated to claims of general creditors allowable in computation of net capital	500,000	500,000	-
	1,922,623	1,922,623	-
Less non-allowable assets			
Prepaid expenses and other	488,934	488,934	-
Fixed assets, less depreciation and amortization	402,576	402,576	-
Net capital before haircuts on security positions	1,031,113	1,031,113	-
Less haircuts on security positions			
Securities owned	48,723	48,723	-
Undue concentration	7,782	7,782	-
Net capital	974,608	974,608	-
Minimum net capital required	250,000	250,000	-
Excess net capital	$724,608	$724,608	$0
Total aggregate indebtedness (excluding subordinated demand note)	$2,320,005	$2,320,005	
Ratio of aggregate indebtedness to net capital	2.38	2.38	

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Girard Securities, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Girard Securities, Inc. ("the Company") for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the

risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

May 23, 2008
San Diego, California

END